

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2024

Manuel Litchman, M.D.
President and Chief Executive Officer
Mustang Bio, Inc.
377 Plantation Street
Worcester, MA 01605

      Re: Mustang Bio, Inc.
           Registration Statement on Form S-3
           Filed May 31, 2024
           File No. 333-279891

Dear Manuel Litchman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Joseph Walsh